

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2014

Via E-mail
Mr. Anthony E. Hull
Executive Vice President, Chief Financial Officer and Treasurer
Realogy Holdings Corp.
Realogy Group LLC
175 Park Avenue
Madison, New Jersey 07940

      Re: **Realogy Holdings Corp.**
              Form 10-K for fiscal year ended December 31, 2013
              Filed on February 27, 2014
              File No. 001-35674

              Realogy Group LLC
              Form 10-K for fiscal year ended December 31, 2013
              Filed on February 27, 2014
              File No. 333-148153

Dear Mr. Hull:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief